ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
2nd Quarter 2023 Result

Itaú Unibanco Holding S.A. ("Company") announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 2nd quarter of 2023 ending June 30, 2023, are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly result, scheduled for 08/08/2023 at 08:00 a.m. (EDT) **(Attachment 01)**;
- Presentation of the virtual meeting on the quarterly result, scheduled for Tuesday, 08/08/2023 at 09:00 a.m. (EDT) **(Attachment 02)**;
- Institutional Presentation of the 2nd quarter of 2023 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, August 08, 2023.

Renato Lulia Jacob
Group Head of Investor Relations and Market Intelligence

Attachment 01

(portuguese only)

Itaú Unibanco Holding S.A.

Itaú

conferência com a imprensa 2T23

Milton Maluhy Filho
Presidente

Alexsandro Broedel
Chief Financial Officer (CFO)

São Paulo, 8 de agosto de 2023

destaques do trimestre
consolidado

variação 2T23 vs. 1T23

resultado recorrente gerencial	R$ 8,7 bilhões	^	3,6%
margem com clientes	R$ 24,9 bilhões	^	3,7%
NPL > 90 dias	3,0%	^	0,1 p.p.

ROE recorrente gerencial	consolidado	20,9%	^	0,2 p.p.
	Brasil	21,5%	^	0,4 p.p.
margem com o mercado		R$ 1,1 bilhão	^	65,9%
índice de eficiência		39,6%	v	0,2 p.p.

carteira de crédito

em R$ bilhões	jun/23	mar/23	Δ	jun/22	Δ
pessoas físicas	**405,4**	**402,8**	**0,6%**	**372,4**	**8,9%**
cartão de crédito	128,4	130,4	-1,5%	126,3	1,6%
crédito pessoal	58,2	56,1	3,8%	48,2	20,8%
crédito consignado	74,9	74,9	0,0%	70,6	6,2%
veículos	32,4	32,1	1,2%	32,0	1,5%
crédito imobiliário	111,5	109,4	1,9%	95,3	17,0%
micro, pequenas e médias empresas	**170,0**	**170,3**	**-0,2%**	**162,8**	**4,4%**
grandes empresas[1]	**359,6**	**350,9**	**2,5%**	**341,0**	**5,4%**
total Brasil	**935,0**	**924,0**	**1,2%**	**876,2**	**6,7%**
América Latina	**216,6**	**228,9**	**-5,4%**	**207,9**	**4,2%**
Total	**1.151,6**	**1.153,0**	**-0,1%**	**1.084,1**	**6,2%**
total (ex-variação cambial)	1.151,6	1.137,1	1,3%	1.076,2	7,0%

(1) Inclui títulos privados.

receita de serviços e resultado de seguros

em R$ bilhões	2T23	1T23	Δ	2T22	Δ
cartões de crédito e débito	4,0	4,0	1,2%	3,6	10,9%
emissão	2,9	3,0	-3,1%	2,7	7,1%
adquirência	1,2	1,0	13,6%	0,9	22,0%
conta corrente	1,7	1,7	-3,1%	1,9	-10,1%
administração de recursos[1]	1,4	1,5	-3,9%	1,6	-9,8%
assessoria econômico-financeira e corretagem	0,8	0,7	24,5%	1,0	-17,8%
operações de crédito e garantias prestadas	0,7	0,7	0,5%	0,7	-6,2%
serviços de recebimento	0,5	0,5	1,3%	0,5	4,1%
outros	0,4	0,4	-6,1%	0,4	-2,6%
América Latina (ex-Brasil)	0,8	0,9	-7,2%	0,8	2,5%
receitas de serviços	10,4	10,3	0,2%	10,5	-1,3%
resultado de seguros, previdência e capitalização[2]	2,1	2,0	2,9%	1,8	17,5%
serviços e seguros	**12,4**	**12,4**	**0,6%**	**12,3**	**1,4%**

rede – adquirência

(evolução vs 2T22)

valor transacionado	R$ 208 bi ^ 16,4%
receitas	^ 22,0%

administração de recursos- saldo

em R$ bilhões



2.267
311
1.956
2.374
326
2.048
mar/23
jun/23

^ 4,7% total
^ 4,7% plataforma aberta
^ 4,7% produtos próprios

seguros[3] (evolução vs 2T22)

prêmios ganhos ^ 12%

resultado recorrente ^ 24%

(1)Considera receitas de administração de fundos e de administração de consórcios; (2) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (3) operações de seguros nos produtos de bancassurance nos ramos de vida, patrimoniais, de crédito e seguros de terceiros.

qualidade do crédito

NPL 15 - 90 dias - % consolidado



3,9%
3,0%
2,6%
2,5%
2,4%
2,3%
2,3%
2,4%
1,9%
1,7%
1,7%
1,7%
2,0%
1,9%
1,9%
1,8%
1,8%
2,0%
2,0%
2,0%
1,9%
1,7%
1,7%
1,7%
1,5%
1,8%
1,8%
2,2%
2,2%
2,1%
2,1%
1,9%
2,0%
2,6%
2,3%
2,2%
2,3%
2,2%
1,9%
2,5%
2,5%
2,5%
2,5%
2,5%
2,4%
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23 jun/23

NPL 90 dias - % consolidado



3,4% 3,5% 3,2% 2,6% 2,7% 2,7% 2,7% 2,8% 2,8% 2,9% 3,0% 3,2% 3,4% 3,4% 3,5%
3,0% 3,1% 2,7% 2,2% 2,3% 2,3% 2,3% 2,6% 2,5% 2,6% 2,7% 2,8% 2,9% 2,9% 3,0%
1,9% 2,0% 1,4% 1,2% 1,3% 1,5% 1,4% 2,0% 1,6% 1,6% 1,7% 1,3% 1,3% 1,4% 1,3%
+0,02 p.p.
+0,01 p.p.
Brasil
total
América Latina
Impacto cessão de créditos[1]
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23 jun/23

Brasil



3,1% 3,5% 2,4% 3,0% 2,4% 2,8% 2,6% 2,4% 2,7% 3,1% 3,1% 3,2% 3,2% 3,5% 3,4%
1,6% 1,9% 1,0% 1,1% 1,8% 1,6% 1,4% 1,3% 1,2% 1,6% 1,6% 1,5% 1,6% 1,8% 1,8%
1,2% 0,7% 0,9% 0,7% 0,6% 0,5% 0,8% 0,2% 0,2% 0,2% 0,1% 0,1% 0,2% 0,2% 0,3%
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23 jun/23

Brasil



4,8% 5,1% 5,0% 4,3% 4,2% 3,9% 3,6% 3,6% 3,8% 4,1% 4,4% 4,7% 4,9% 4,9% 4,9%
2,3% 2,3% 2,0% 1,4% 1,7% 2,5% 2,6% 2,6% 2,3% 2,3% 2,2% 2,3% 2,4% 2,3% 2,5%
0,5% 1,1% 0,7% 0,5% 0,4% 0,4% 0,3% 1,1% 0,5% 0,5% 0,1% 0,1% 0,04% 0,1% 0,1%
+0,03 p.p.
+0,01 p.p.
pessoas físicas
micro, pequenas e médias empresas
grandes empresas
Impacto cessão de créditos[1]
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22 mar/23 jun/23

(1) No segundo trimestre de 2023, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de junho/23 no valor de R$ 139 milhões das carteiras de pessoas físicas e de micro, pequenas e médias empresas.

despesas não decorrentes de juros

em R$ bilhões

	2T23	1T23	Δ	1S23	1S22	Δ
despesas de pessoal	(6,2)	(5,9)	6,0%	(12,1)	(10,6)	13,5%
despesas administrativas e outras[1]	(6,0)	(5,8)	2,3%	(11,8)	(11,3)	4,1%
total - Brasil	**(12,2)**	**(11,7)**	**4,1%**	**(23,8)**	**(21,9)**	8,6%
América Latina (ex-Brasil)	(2,1)	(2,1)	0,0%	(4,2)	(4,2)	1,2%
despesas não decorrentes de juros	**(14,3)**	**(13,8)**	**3,5%**	**(28,1)**	**(26,1)**	**7,5%**

índice de eficiência



46,2%
46,5%
44,5%
40,8%
39,6%
44,7%
44,8%
42,2%
38,7%
37,7%
2T19
2T20
2T21
2T22
2T23
consolidado
Brasil

variação com destaque para investimentos

1S23 vs. 1S22

em R$ bilhões



Investimentos
Core: (0,2) | 0,8%
(26,1)
4,2
(21,9)
(1,7)
(23,6)
0,7
(0,9)
(23,8)
(4,2)
(28,1)
1S22
América Latina
Brasil 1S22
negócios e tecnologia
Brasil com investimentos
programa eficiência
transacionais e demais
Brasil 1S23
América Latina
1S23

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, COFINS e ISS.

guidance 2023

	Consolidado	
	anterior	revisado
carteira de crédito total[1]	crescimento entre 6,0% e 9,0%	mantido
margem financeira com clientes	crescimento entre 13,5% e 16,5%	mantido
margem financeira com o mercado	entre R$ 2,0 bi e R$ 4,0 bi	mantido
custo do crédito[2]	entre R$ 36,5 bi e R$ 40,5 bi	mantido
receita de prestação de serviços e resultado de seguros[3]	crescimento entre 7,5% e 10,5%	crescimento entre 5,0% e 7,0%
despesas não decorrentes de juros	crescimento entre 5,0% e 9,0%	mantido
alíquota efetiva de IR/CS	entre 28,5% e 31,5%	entre 27,0% e 29,0%

Índice de eficiência abaixo de 40% no consolidado e abaixo de 38% no Brasil

(1) Inclui garantias financeiras prestadas e títulos privados; (2) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (3) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.

Itaú Unibanco Holding S.A.

conferência com a imprensa 2T23

Milton Maluhy Filho
Presidente

Alexsandro Broedel
Chief Financial Officer (CFO)

São Paulo, 8 de agosto de 2023

Attachment 02

Itaú Unibanco Holding S.A.

Itaú

earnings review 2Q23

São Paulo, August 8th 2023

quarter highlights
consolidated

2Q23 vs. 1Q23 change

recurring managerial result	R$8.7 billion	^ 3.6%
margin with clients	R$24.9 billion	^ 3.7%
+90 days NPL	3.0%	^ 0.1 p.p.

recurring managerial ROE – consolidated	20.9%	^ 0.2 p.p.
recurring managerial ROE – Brazil	21.5%	^ 0.4 p.p.
margin with the market	R$1.1 billion	^ 65.9%
efficiency ratio	39.6%	v 0.2 p.p.

credit portfolio

in R$ billion	Jun-23	Mar-23	Δ	Jun-22	Δ
individuals	**405.4**	**402.8**	**0.6%**	**372.4**	**8.9%**
credit card loans	128.4	130.4	-1.5%	126.3	1.6%
personal loans	58.2	56.1	3.8%	48.2	20.8%
payroll loans	74.9	74.9	0.0%	70.6	6.2%
auto loans	32.4	32.1	1.2%	32.0	1.5%
mortgage	111.5	109.4	1.9%	95.3	17.0%
very small, small and middle market loans	**170.0**	**170.3**	**-0.2%**	**162.8**	**4.4%**
corporate loans [1]	**359.6**	**350.9**	**2.5%**	**341.0**	**5.4%**
total Brazil	**935.0**	**924.0**	**1.2%**	**876.2**	**6.7%**
Latin America	**216.6**	**228.9**	**-5.4%**	**207.9**	**4.2%**
total	**1,151.6**	**1,153.0**	**-0.1%**	**1,084.1**	**6.2%**
total (ex-fx variation)	1,151.6	1,137.1	1.3%	1,076.2	7.0%

(1) includes private securities.

financial margin with clients


change
in R$ billion
R$0.9 bn (3.7%)
24.0
-2.8
21.3
-0.2
0.3
0.2
0.2
0.2
22.1
2.9
24.9
1Q23
working capital¹ and others 1Q23
spread-sensitive operations 1Q23
product mix ²
average volume
spreads and liabilities margin
greater number of calendar days
Latin America and others³
spread-sensitive operations 2Q23
working capital¹ and others 2Q23
2Q23


annualized average margin consolidated
8.4%
8.6%
8.7%
8.7%
8.8%
5.4%
5.6%
5.1%
5.3%
5.4%
2Q22
3Q22
4Q22
1Q23
2Q23


annualized average margin Brazil
9.2%
9.4%
9.4%
9.4%
9.6%
5.8%
6.0%
5.3%
5.6%
5.6%
2Q22
3Q22
4Q22
1Q23
2Q23
margin with clients
risk-adjusted financial margin with clients

(1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and others considers structured wholesale operations.

financial margin with the market


Brazil
Latin America
capital index hedge
In R$ billion
1.0
1.0
0.5
-0.4
0.6
0.8
0.4
-0.5
0.5
0.9
0.2
-0.6
0.7
0.8
0.5
-0.5
0.6
1.0
0.1
-0.5
1.1
1.3
0.2
-0.4
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

interest rate sensitivity

Evolution of the annualized average rate of total margin (clients + market) vs CDI (market interest rate)

Total margin normalized by the effect of the interest rate cap on the overdraft, constant credit mix as of 4Q19, end of overhedge strategy and hedge of the capitalization ratio in the margin with the market.



last quarter before the pandemic
14.1%
10.9%
99.8
102.0
100.0
95.4
94.9
12.4%
13.6%
105.0
102.4
6.4%
6.4%
3.1%
3.2%
97.1
100.1
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23
Programa Travessia (reprofiling program)
annualized total margin – adjusted (Base 100 – 4Q19)
CDI (market interest rate) – annualized quarterly rate (%)

commissions, fees and result from insurance

In R$ billion

	2Q23	1Q23	Δ	2Q22	Δ
credit and debit cards	4.0	4.0	1.2%	3.6	10.9%
card issuance	2.9	3.0	-3.1%	2.7	7.1%
acquiring	1.2	1.0	13.6%	0.9	22.0%
current account services	1.7	1.7	-3.1%	1.9	-10.1%
asset management[1]	1.4	1.5	-3.9%	1.6	-9.8%
advisory services and brokerage	0.8	0.7	24.5%	1.0	-17.8%
credit operations and guarantees provided	0.7	0.7	0.5%	0.7	-6.2%
collection services	0.5	0.5	1.3%	0.5	4.1%
other	0.4	0.4	-6.1%	0.4	-2.6%
Latin America (ex-Brazil)	0.8	0.9	-7.2%	0.8	2.5%
commissions and fees	10.4	10.3	0.2%	10.5	-1.3%
insurance, pension plans and premium bonds[2]	2.1	2.0	2.9%	1.8	17.5%
commissions and insurance	12.4	12.4	0.6%	12.3	1.4%

rede – acquiring
(vs 2Q22)

transaction volume	R$208 bn ^ 16.4%
revenues	^ 22.0%

assets under management - balance
in R$ billion



2,267
311
1,956
2,374
326
2,048
Mar-23
Jun-23
4.7% total
4.7% open platform
4.7% own products

insurance[3] (change vs 2Q22)

earned premiums ^ 12%

recurring result ^ 24%

(1) Includes fund management fees and "consórcio" management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) Insurance activities include bancassurance products related to life, property, credit life and third-party policies.

credit quality



15 - 90 days NPL % consolidated
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23



90 days NPL % consolidated
+0.02 p.p.
+0.01 p.p.
Brazil
total
Latin America
impact of sale of loans[1]
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23



Brazil
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23



Brazil
+0.03 p.p.
+0.01 p.p.
individuals
very small, small and middle market companies
corporate
impact of sale of loans[1]
Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23

(1) In the second quarter of 2023, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of June-23 worth R$139 million of the individual's and of the very small, small and middle market companies portfolios.

quality and cost of credit



cost of credit[1] (in R$ billion)
annualized cost of credit / loan portfolio[2] - (%)
3.3%
2.7%
2.8%
2.9%
3.5%
3.2%
3.3%
5.8
7.0
7.5
8.0
9.8
9.1
9.4
4Q19
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23



coverage ratio – NPL 90 days (%)
930%
599%
1125%
1371%
1857%
1667%
1403%
238%
229%
240%
232%
223%
218%
273%
215%
275%
212%
260%
212%
275%
212%
183%
210%
195%
188%
181%
182%
180%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
wholesale Brazil
Latin America
total
retail Brazil

(1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters.

non-interest expenses

In R$ billion	2Q23	1Q23	Δ	1H23	1H22	Δ
personnel	(6.2)	(5.9)	6.0%	(12.1)	(10.6)	13.5%
administrative and other [1]	(6.0)	(5.8)	2.3%	(11.8)	(11.3)	4.1%
total - Brazil	**(12.2)**	**(11.7)**	**4.1%**	**(23.8)**	**(21.9)**	**8.6%**
Latin America (ex-Brazil)	(2.1)	(2.1)	0.0%	(4.2)	(4.2)	1.2%
non-interest expenses	**(14.3)**	**(13.8)**	**3.5%**	**(28.1)**	**(26.1)**	**7.5%**

efficiency ratio



46.2%
46.5%
44.5%
40.8%
39.6%
44.7%
44.8%
42.2%
38.7%
37.7%
2Q19
2Q20
2Q21
2Q22
2Q23
consolidated
Brazil

change, highlighting investments

1H23 vs. 1H22

in R$ billion



Investments
Core: (0.2) | 0.8%
(26.1)
4.2
(21.9)
(1.7)
(23.6)
0.7
(0.9)
(23.8)
(4.2)
(28.1)
1H22
Latin America
Brazil 1H22
business and technology
Brazil with investments
efficiency program
transactional and other
Brazil 1H23
Latin America
1H23

(1) Includes operating expenses, provision expenses and other tax expenses (includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS).

digital transformation in customer service and operations: greater satisfaction and lower cost of serving


100
95
67
67
63
54
48
48
71
points
+ 9 points in NPS vs 2020
-52%
-unit cost
80%
+interactions volume
7 p.p.
+ in digital channels
56
57
73
74
81
95
102
101
85%
86%
89%
89%
91%
93%
92%
92%
34
34
48
46
53
67
70
70
22
23
25
28
28
28
32
31
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
Digital share
Unit cost Base 100
Reactive¹/month (MM)
Proactive/month (MM)

(1) contacts received via phone, chat, Whatsapp and social networks; (2) through call centers

Proactive customer service

- **210 MM** proactive interactions in the quarter: anticipating customers' needs in order to reduce potential issues

Customer voice sensors

- **100%** of contacts[2] transcribed and analysed on a modernized platform

Opening new accounts for individuals

- **90%** automatic approval at the branch
- **95%** automatic approval via digital channel
- **99.9 %** reduction in account opening time from **28 hours to 4 minutes**

Digitalisation of mortgages

- **87 p.p.** increase in the digitization of the customer journey

capital


12.0%
+ 0.4%
- 0.2%
13.6%
1.4%
12.2%
+ 0.8%
+ 0.2%
14.7%
1.5%
13.1%
Mar-23 common equity Tier I (CET I)
net income, dividends and interest on own capital
risk-weighted assets¹
Jun-23 Tier I capital
Basel III
evolution of internal models
Tier I capital proforma in July 1st 2023
common equity Tier I (CET I)
additional Tier I (AT1)

(1) excluding the exchange rate variation of the period.

2023 guidance

	Consolidated	
	previous	reviewed
total credit portfolio[1]	growth between 6.0% and 9.0%	maintained
financial margin with clients	growth between 13.5% and 16.5%	maintained
financial margin with the market	between R$2.0 bn and R$4.0 bn	maintained
cost of credit[2]	between R$36.5 bn and R$40.5 bn	maintained
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	growth between 5.0% and 7.0%
non-interest expenses	growth between 5.0% and 9.0%	maintained
effective tax rate	between 28.5% and 31.5%	between 27.0% and 29.0%

consolidated efficiency ratio below 40% and below 38% in Brazil

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Itaú Unibanco Holding S.A.

Itaú

earnings review 2Q23

São Paulo, August 8th 2023

Itaú Unibanco Holding S.A.

additional **information**

São Paulo, August 8th 2023

results

In R$ billion

	2Q23	1Q23	Δ	2Q22	Δ	1H23	1H22	Δ
operating revenues	**38.8**	**37.4**	**3.7%**	**35.2**	**10.1%**	**76.3**	**68.3**	**11.7%**
managerial financial margin	26.0	24.7	5.3%	22.6	14.8%	50.7	43.7	16.0%
financial margin with clients	24.9	24.0	3.7%	22.0	13.4%	49.0	42.0	16.5%
financial margin with the market	1.1	0.6	65.9%	0.6	64.6%	1.7	1.7	3.5%
commissions and fees	10.4	10.3	0.2%	10.5	-1.3%	20.7	20.3	2.2%
revenues from insurance	2.5	2.4	2.3%	2.1	16.8%	4.9	4.3	12.7%
cost of credit	**(9.4)**	**(9.1)**	**3.9%**	**(7.5)**	**25.3%**	**(18.5)**	**(14.5)**	**27.8%**
provision from loan losses	(9.6)	(9.0)	6.7%	(7.8)	23.0%	(18.6)	(14.8)	25.7%
impairment	(0.0)	(0.0)	-81.2%	0.2	-102.6%	(0.0)	0.2	-119.4%
discounts granted	(0.8)	(0.9)	-5.5%	(0.6)	28.2%	(1.7)	(1.2)	41.2%
recovery of loans written off as losses	1.0	0.8	21.5%	0.7	38.6%	1.8	1.3	36.2%
retained claims	**(0.4)**	**(0.4)**	**-0.6%**	**(0.3)**	**13.6%**	**(0.8)**	**(0.7)**	**5.8%**
other operating expenses	**(16.7)**	**(16.2)**	**3.3%**	**(15.6)**	**7.3%**	**(32.9)**	**(30.4)**	**8.3%**
non-interest expenses	(14.3)	(13.8)	3.5%	(13.3)	7.2%	(28.1)	(26.1)	7.5%
tax expenses and other	(2.4)	(2.4)	2.1%	(2.3)	7.6%	(4.8)	(4.2)	13.2%
income before tax and minority interests	**12.3**	**11.8**	**4.2%**	**11.8**	**4.2%**	**24.1**	**22.7**	**6.2%**
income tax and social contribution	**(3.4)**	**(3.2)**	**6.9%**	**(3.8)**	**-11.1%**	**(6.6)**	**(7.0)**	**-6.2%**
minority interests in subsidiaries	**(0.2)**	**(0.2)**	**-16.4%**	**(0.3)**	**-46.3%**	**(0.4)**	**(0.7)**	**-43.3%**
recurring managerial result	**8.7**	**8.4**	**3.6%**	**7.7**	**13.9%**	**17.2**	**15.0**	**14.2%**

business model

the allocation of principal capital (Common Equity Tier 1) in the bank's business was made at **12% until the first quarter of 2022 and at 11.5% from the second quarter of 2022 on**, according to our risk appetite.

in R$ billion

1H23	Total	Credit	Trading	Insurance & Services	Excess Capital
Operating revenues	76.3	43.9	1.2	30.8	0.4
Managerial financial margin	50.7	36.2	1.2	12.9	0.4
Commissions and fees	20.7	7.7	0.0	13.0	-
Revenues from insurance [1]	4.9	-	-	4.9	-
Cost of credit	(18.5)	(18.5)	-	-	-
Retained claims	(0.8)	-	-	(0.8)	-
Non-interested expenses and other [2]	(33.2)	(17.7)	(0.4)	(15.1)	0.0
Recurring managerial result	17.2	5.5	0.5	11.0	0.3
Average regulatory capital	166.2	109.4	3.9	47.4	5.5
Value creation	5.9	(1.8)	0.2	7.5	(0.1)
Recurring managerial ROE	20.8%	10.0%	23.7%	46.2%	10.1%

1H22	Total	Credit	Trading	Insurance & Services	Excess Capital
Operating revenues	68.3	39.9	0.9	27.9	(0.4)
Managerial financial margin	43.7	32.7	0.9	10.5	(0.4)
Commissions and fees	20.3	7.2	0.0	13.1	-
Revenues from insurance [1]	4.3	-	-	4.3	-
Cost of credit	(14.5)	(14.5)	-	-	-
Retained claims	(0.7)	-	-	(0.7)	-
Non-interested expenses and other [2]	(31.0)	(16.2)	(0.3)	(14.5)	0.1
Recurring managerial result	15.0	5.8	0.4	9.3	(0.4)
Average regulatory capital	146.4	104.8	3.4	48.4	(10.2)
Value creation	5.3	(1.0)	0.1	6.0	0.2
Recurring managerial ROE	20.5%	11.0%	20.9%	38.7%	8.4%

change (1H23 x 1H22)	Total	Credit	Trading	Insurance & Services	Excess Capital
Operating revenues	8.0	4.0	0.2	2.9	0.8
Managerial financial margin	7.0	3.5	0.2	2.5	0.8
Commissions and fees	0.4	0.5	0.0	(0.1)	-
Revenues from insurance [1]	0.5	-	-	0.5	-
Cost of credit	(4.0)	(4.0)	-	-	-
Retained claims	(0.0)	-	-	(0.0)	-
Non-interested expenses and other [2]	(2.2)	(1.6)	(0.1)	(0.5)	(0.1)
Recurring managerial result	2.1	(0.3)	0.1	1.6	0.7
Average regulatory capital	19.8	4.6	0.5	(0.9)	15.6
Value creation	0.5	(0.7)	0.1	1.5	(0.3)
Recurring managerial ROE	0.3 p.p.	-1.0 p.p.	2.9 p.p.	7.5 p.p.	1.7 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

Itaú

earnings review 2Q23

São Paulo, August 8th 2023

Attachment 03



2Q23 institutional presentation

Itaú

_with 98 years of history, we are a full-service bank

market value[1]
US$58.2 bn

total assets[2]
BRL2,586 bn

recurring ROE[3]
20.9%

most valuable[4] Latin American brand
US$8.7 bn

99.9k employees
in Brazil and overseas

Great Place To Work.

the best bank to work for in Brazil and winner of LinkedIn's Diversity award

(1) In 08/01/2023; (2) On June 30th, 2023; (3) In 2Q23; (4) 2023 Brand Finance Ranking Global 500

we are present in

18 countries

- Brazil 1 2 3 4
- Argentina 1 2 4
- Chile 1 2 3 4
- Luxembourg 1
- Bahamas 1 3
- Cayman 1 2 3
- Colombia 1 2 3 4
- Mexico 1
- Panama 1 4
- Spain 1
- United States 1 2 3
- France 1
- Paraguay 1 2 3 4
- Peru 1
- Uruguay 1 2 4
- United Kingdom 1
- Portugal 1 3
- Switzerland 3

1 Corporate & Investment Banking
2 Asset management
3 Private Banking
4 Retail

main highlights	2Q23 Recurring Managerial Result (BRL million)	Loan Portfolio Jun/23[1] (BRL billion)	2Q23[2] ROE (%)	2Q23[3] Efficiency Ratio (%)
Brazil	7,973	935.0	21.5%	37.7%
Latin America	769	216.6	16.4%	55.6%

(1) Considers financial guarantees provided and private securities.
(2) Recurring Managerial ROE calculated by dividing Recurring Managerial Result by the Average Shareholders' Equity.
(3) Reached by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Others).

Note: Latin America (ex-Brazil) Recurring Managerial Result information is presented in nominal currency.

with the most complete portfolio of products and services...



ItaúPrivateBank
Itaú BBA
Itaú Personnalité
Itaú Uniclass
Itaú
Private Bank
>BRL15 million in total investment
Ultra
> BRL4 billion
Personnalité
>BRL15 k or >BRL250 k in total investments
Large
> BRL500 million up to BRL4 billion
Uniclass
>BRL4 k up to BRL15 k
Middle
> BRL50 million up to BRL500 million
Itaú branches
up to BRL4k
Very Small and Small Companies
up to BRL50 million
checking accounts
cards
pension plans
investments
mortgage
premium bonds
consórcio
insurance
vehicles

...and brands and partnerships to serve different client profiles

some of our brands and partnerships

iti · Itaú Uniclass · rede · Itaú Personnalité · ion

credicard · vivo · Edenred · Instituto Ayrton Senna

ConectCar · Smiles · Carrefour · Azul · Porto Seguro

Magalu · SAMSUNG · LATAM · GrupoPão de Açúcar

personal loans · payroll loans · investment banking · acquiring · working capital

Individuals · Companies

The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated

Corporate development

Pathway to accelerate our cultural and digital transformation



distribution channels
technology & people
products
Itaú
Commercial partnerships
M&A and Joint Ventures
Corporate venture capital

our clients choose how they want to be served

in-person

3.7 k
branches

more than 42 k
ATMs

in Brazil and in our other Latin American[1] operations

remote

427 digital branches in Brazil

- **WhatsApp**
- **email**
- **telephone**
- **chat**
- **click to human**
- **Bankline**
- **Mobile banking**
  100% functionality in the app

the online account opening[2] flow was 1.3mm in 1H23 and digital acquisition of products and services[3] increased 1.2x year-over-year

our retail footprint is constantly optimized for our clients' behavior and needs

∨ 23%
of physical branches in Brazil (2Q23 vs. 4Q18)

digital interactions[(4)]

Company


83%
87%
90%
2Q21
2Q22
2Q23

Individuals


86%
93%
95%
2Q21
2Q22
2Q23

(4) It considers total contracts, transfers and payments made in all channels, except for cash

we serve **clients** how, when and where **they want to**

(1) Argentina, Chile, Colombia, Paraguay and Uruguay, (2) for individuals; (3) Comparing 2Q23x2Q22. It includes unsecured loans, payroll loans, personalized credit, renegotiation, investments, funds, time deposits, savings accounts, pension plans, foreign exchange, premium bonds, credit card, *consórcio*, overdraft, card bill installment, vehicles, receivables, *AplicAut*, *Conta Garantida*, discounts, working capital and card protection, residential, travel, credit life insurance policies.

our ability to adapt, innovate and change has enabled us to get where we are now…

Click here for more info

1924 – Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960 – first credit and debit cards

1970 – one of the four top data processing centers in Brazil is set up

1979 – Itautec: Itautec is created

1980 – banking automation begins; Technical Operations Center (CTO) is set up

1983 – first ATM in Brazil

1990 – first Internet providers

2000 – first bank with no physical branches in Brazil, the Banco1.net

2002 – new Brazilian Payment System is set up; mobile banking in Brazil

2002 – acquisition of BBA gives rise to the largest investment bank in Brazil (Itaú BBA)

2007 – first iPhone is launched

2008 – Itaú / Unibanco: merger of Banco Itaú and Unibanco creates Brazil's largest private bank; Itaú launches the first banking app

2012 – Itaú announces a BRL11.1 billion investment in technology, innovation and client service

2014 – fintechs start to gain momentum

2019 – ZUP: acquisition of ZUP speeds up digital transformation; iti is launched

2020 – beyond banking (iPhone pra sempre) is launched; change in regulation (PIX and Open Finance)
- new client solutions developed
- checking account fees package optimization
- new products launched (íon)

2022 – corporate development
- Ideal
- TOTVS

Itaú Shop is launched

2023 – latest initiatives in the corporate development
- Orbia*
- Avenue*

Legend:
- Events in Brazil and in the world
- Itaú Unibanco

*Pending regulatory approval

solid governance ensures business sustainability

governance pillars

[Click here for more info](#)

- Decisions made jointly
- Meritocracy-based management
- Focus on performance and long-term value creation

family control, professional management and listed capital

IUPAR > **Family control** ensures a long-term vision

Itaú Unibanco Holding S.A.

Stockholders' Meeting > **Deliberates on significant topics**

Board of Directors > **Responsible for defining strategy**
we have eight committees reporting directly to the Board of Directors

Fiscal Council

3 Effective Members
3 Alternate Members

12 members
2 Co-Chairmen
1 Vice Chairman
9 Members (5 independent)

8 committees
1. Audit
2. Compensation
3. Personnel
4. Strategy
5. Environmental, Social and Climate Responsibility
6. Related Parties
7. Risk and Capital Management
8. Nomination and Corporate Governance

Executive Committee > **Professional management for strategy and day-to-day execution**

13 members

Partners' program
long-term incentives

supported by our risk culture, we operate based on strict models

A three line-of-defense model: business areas have the primary responsibility for risk management, followed then by the risk department and at last by the audit area, reporting directly to the Board of Directors



Capital and Risk Management Committee
Monthly risk appetite monitoring
Board of Directors
Audit Committee
Discussion of metrics and the outcome of Risk Appetite, as well as the main risks factors
Internal Audit
3rd line of governance
Independent review of the activities developed by the institution
Itaú
Itaú Unibanco Holding
Business departments
Risk department
1st line of governance
2nd line of governance
Manages the risks generated, responsible for identifying, assessing, controlling and reporting
Ensures that risks are managed and sustained on the principles of risk management:
• Risk appetite
• Policies
• Procedures
• Disseminating risk culture in business

risk appetite

Defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which management will strive to maximize value creation, consisting of a four-layer structure:

(1) risk management principles
(2) board of Directors' statement
(3) risk and metrics dimensions
(4) coordinate the set of risk taking guidelines

It is monitored, discussed and reported periodically to the executive levels, Board of Directors and Audit Committee

Where is Risk Appetite inserted?



risk appetite
global limits
specific limits
authority levels and policies
Board of Directors
Executive Level

itubers culture

values that guide our cultural transformation journey

we_ put the client first

Itubers:
- are determined to wow the client
- innovate based on the client's needs
- always make things simple

we are_ driven by results

Itubers:
- are ambitious in their goals and efficient in their execution
- are committed to sustainable growth
- strive to make a positive impact on society

for us_ ethics are non-negotiable

we_ don't have all the answers

Itubers:
- are curious about the world and are always learning
- experiment, make mistakes, learn and improve
- use data intensively, to learn and to make better decisions

we_ value diversity and inclusion

Itubers:
- are as diverse as our clients
- welcome different points of view
- stay true to who we are and express ourselves openly

we_ have each other's back

Itubers:
- trust in each other and are autonomous
- help each other and ask for help
- together, make one Itaú

cultural transformation to build a more efficient, simple and agile bank for our clients

1. client centricity

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything.

Our actions and efforts are designed for our clients' satisfaction, a key metric for the entire organization.

2. digital transformation

Technology is the great enabler of this transformation, leveraging our commercial potential.

We invest tirelessly to find the best services and solutions for our clients.

3. efficiency

Key to be competitive in pricing and agile in customer service.

This ranges from internal process automation to new ways of interacting with customers.

4. growth

Intensify the relationship with our clients, in addition to offering solutions that go beyond traditional banking needs aiming to maximize the customer experience.

the client is at the center of everything we do

Our commitment:
to serve our clients where, when and how they want to be served

_Omnichannel

Access to the same type of service regardless of channel

_Phygital

Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

We put the client first

Ituber Escuta

+791k[1] calls

_proactive contacts to understand the client experience

ituber visita

+941[1] visits

_connection between the leadership and frontline in the whole country on a remote basis

Papo de Cliente

+43k[1] initiatives

_initiatives based on client feedback to improve their experience

products and services

_the most complete product portfolio in the Brazilian financial system, using data to provide the best offers.

we are determined to wow the client...



NPS Global
+ 20 points
+ 25 points
Ambition
Dec/22 vs 2018
2023 vs 2018

... and are committed to sustainable growth.

_robust ecossystem to innovate starting from cliente's needs

_Broad covery in businesses and journeys' NPS, adding up to 150 sensors.

_Structured feedback cycle throughout the organization, focused on our products and services' evolution.

[1] Last 12 months.

technology enabling our clients to have the best service

Design
Design applied to scale and client centricity culture

+

Artificial intelligence and Data
Integrated into our work methodology and development

+

Products
Proprietary methodology for the development of products that our clients love

+

Tecnology
Modernization of systems and focus on quick resolution of problems

=

Greater value generation for our clients and competitiveness for the business



Quality
Design
Data and AI
Client
Products
Tecnology
Efficiency
Speed

more than 50% of our platform modernized
which represents approximately 70% of the services that most impact our competitiveness, businesses and clients

Speed	Quality	Cost
+1057%	-98%	-36%
growth in the volume of our implementations in the first half of 2023, 11 times more than in 2018[1]	reduction in high client impact incidents compared to 2018[1]	reduction in the cost of unique transactions compared to the first half of 2020[2]

[1] 6M2023 x 6M2018
[2] 6M2023 x 6M2020

People

we work with multidisciplinary teams under the communities model

that include members from the business, technology, operations, UX departments, among others.

Currently

20.7 mil employees

2,254 multidisciplinary teams

tech hub

Itaú + Cubo

Over 450 members startups, 89 large players between maintainers, membership and partners and 10 hubs focused in various market segments

_ Cubo Investor:launch of a new community segment with the function of bringing together investment funds interested in investing in the Latin American technological entrepreneurial ecosystem. It already has more than 200 connections from startups to venture capitalists, more than 10 term sheets generated and 2 fundraising completed as a direct result of the introductions.

_ Cubo Construliving: Cubo no WebSummit Rio: initiative to connect startups in the Brazilian market in the first event of the franchise organized in Brazil, to position the hub in the national innovation scenario.

client centricity and digital transformation with efficiency gains

our commitment: developing and implementing structural efficiency gains initiatives

continuous investing in technology

2Q2023 vs 2018

+ 2x solution development investments

- 40% infrastructure costs

strengthening culture

ongoing challenging activities and processes to seek efficiency gains

_goal

progressively reducing the bank's core costs in the coming five years

_>1,757 planned initiatives

reviewing, streamlining and optimizing processes, automating activities, using data and analytics

> 1,485 initiatives under implementation

we create value in a consistent way

efficiency ratio (Brazil) below 38%



44.7%
44.8%
42.2%
38.7%
37.7%
3.7%
0.3%
-6.8%
-8.8%
2.5%
-5.4%
8.2%
-3.3%
7.4%
4.1%
2Q19
2Q20
2Q21
2Q22
2Q23
efficiency ratio - Brazil
non-interest expenses growth compared to the same period of the previous year - Brazil
non-interest expenses growth compared to the same period of the previous year (deflated by IPCA[1]) - Brazil

[1]IPCA: Brazilian consumer price index

leadership in several business and growth opportunities

Mortgage

Ranked #1 among private banks

18.2% market share in May/23[1]

Demand for **30.7 million** new households by **2030**[2]

Housing deficit of **5.8 million**[3] in Brazil

Cards

Market leader

28.2% market share in revenue in Mar/23

The most complete shelf of cards

Card payments grow 10.7% in 1Q23 in Brazil[4]

Agribusiness

Our credit portfolio grew 85% in the last three years

Agribusiness **GDP** is BRL2.5tn and represents 24% of Brazil's GDP in 2022[5]

Tripled the number of clients in two years

Vehicles

Ranked #2 in origination

12.6% market share in May/23[1]

Payroll Loans

12.4% market share in credit porfolio in Mar/23

Ranked #1 in private sector and INSS (Mar/23)[6]

with growth opportunities in the public sector

SMEs

#2 in Brazil[7]

Full ecosystem of products and services

[1] In total origination; [2] Brazilian Association of Real State Developers (ABRAINC - Associação Brasileira de Incorporadoras Imobiliárias); [3] Fundação João Pinheiro, 2021. 2019 data; [4] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [5] Center for Advanced Studies in Applied Economics (CEPEA - Centro de Estudos Avançados em Economia Aplicada) 2023; [6] Competitive comparisons are released quarterly; [7] IFData (Central Bank), Dec/22.

leadership in several business and growth opportunities

rede

23.4%
market share in acquiring in 1Q/23

#2 player

TPV in Brazil estimated between BRL3.77 trillion and BRL3.91 trillion in 2023[1] vs BRL3.31 trillion in 2022

Asset Management

Largest private asset manager in Latin America

10.6% market share in Jun/23[2]

14 times elected as best fund manager[3]
10 times in a row

Open platform with proprietary and third-party products

BRL2.4 trillion assets under custody

ion — Investment experience integrated with Brokerage for account holders and soon for non-account holders.

Insurance

Potential growth in the sector

Complete portfolio with proprietary and third-party products

>20 products and services sold at our open platform and >15 partners

revenue/GDP (Brazil, in %)


3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
3.5
3.6
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Chile: 3.9 | South Korea: 11.5 EUA: 12.5

Sources: SUSEP and OECD

Investment Banking

14 consecutive years in the Top 5 in Brazil of DCM and ECM[4] (by Dealogic and Anbima)

Top 5 in DCM, ECM and M&A

In the last 12 months, we advised 41 transactions in Brazil, totaling BRL55.1 billion in mergers and acquisitions

Total of BRL76 billion of generated volume and BRL43.3 billion in distributed volume in the last 12 months in Local Fixed Income

In the last 12 months, we entered into 23 transactions, totaling BRL6.5 billion in equities

[1] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [2] ANBIMA Ranking; [3] By Guia de Fundos FGV
[4] Dealogic and Anbima rankings of volumes and operations. M&A, DCM and ECM correspond to "Mergers and Acquisitions", "Debt Capital Markets" and "Equity Capital Markets" respectively.

growth alongside innovation

new products, channels and services launched

client base

strength of client relationship

solutions offer

iti

relationship platform

A free of charge account for clients demanding simple products and services

23.8 million clients in Jun/23

íon Itaú

investment platform

Specialized investment platform:

- Global visualization of portfolios
- Products from Itaú and peers
- Digital and human interaction channels
- Financial Education Platform: íon Edu

2.5 million app downloads
+570k clients with dedicated specialist service

Around 1.9 thousand specialists with portfolio

250 specialists with on-demand service

Itaú Meu Negócio

solutions platform

that goes beyond the banking needs of our clients

Itaú Shop

Marketplace and rewards solution integrated to the bank's apps, with a simple and safe payment experience, allowing up to 12 non-interest bearing monthly installments

new products and services

iPhone pra Sempre

Samsung no Itaú.

Inteligência Financeira

Beyond banking: an ecosystem of partnerships to serve all the needs of our clients

ESG initiatives integrated into business ensure the bank's sustainability

strategy based on ten positive impact commitments



financial citizenship

To take care of people's financial health



inclusion and entrepreneurship

To support entrepreneurship to enhance social development



financing positive impact sectors +

To finance sectors of the economy that encourage social and environmental development



responsible investment

To offer products and services for a more sustainable economy



transparency in communication

To reinforce the transparency of our business beyond the financial results



inclusive management (employees)

To promote a diverse, inclusive and healthy work environment



ethics in relations and business

To maintain an ethical financial ecosystem



responsible management

To work with more ecoefficiency and good practices in our value chain



Amazon

To preserve and promote a positive impact in the region



private social investment

To reaffirm our pact with Brazilian society

ESG initiatives integrated into business ensure the bank's sustainability

discover some of our initiatives

business

BRL298 billion consumed for sustainable development by May/23 (74% of the target by 2025).

As part of Itaú BBA's ESG strategy for the Agro segment, we launched the Bioinsumos line to promote good agricultural production practices in Brazil.

We intensified access to productive credit for Northeastern entrepreneurs, with an increase of 42% in the client base and 36% in the portfolio.

corporate behavior

By 2022, we improved diversity indicators:

- Women in management positions: 51.7% (+ 0.4 pp vs 2021)
- Black employees: 27.4% (+ 1.8 pp vs 2021).

accountability

We launched the ESG 2022 Report, promoting transparency and credibility of the indicators on the subject – Access here .

We launched the first Climate Report aligned to the TCFD - Access here.

country development

In 2022 we invested BRL711.7 million in more than 2.5 thousand social projects in areas such as education, culture, urban mobility and sports.

We announce the winning projects of the 5th edition of the LGBT+ Pride Call for Proposals that aim to stimulate initiatives related to employability and entrepreneurship.

solid results and sustainable value creation



20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
20.3%
20.5%
20.8%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
14.3%
14.1%
14.5%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
1H22
1H23
ROE
average cost of capital



BRL billion
11% increase in value creation
15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
30.8
10.2
20.6
15.0
5.3
9.7
17.2
5.9
11.3
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
1H22
1H23
recurring managerial result
value creation
cost of capital

higher revenue with a cost discipline

financial margin with clients

2Q23
BRL24.9bn

3.7% 2Q23 vs. 1Q23
13.4% 2Q23 vs. 2Q22

2Q19	2Q20	2Q21	2Q22
16.9	16.5	16.8	22.0

(BRL billion)

financial margin with the market

2Q23
BRL1.1bn

65.9% 2Q23 vs. 1Q23
64.6% 2Q23 vs. 2Q22

2Q19	2Q20	2Q21	2Q22
1.6	1.3	2.0	0.7

(BRL billion)

cost of credit

2Q23
BRL9.4bn

3.9% 2Q23 vs. 1Q23
25.3% 2Q23 vs. 2Q22

2Q19	2Q20	2Q21	2Q22
4.0	7.8	4.7	7.5

(BRL billion)

commissions and insurance

2Q23
BRL12.4bn

0.6% 2Q23 vs. 1Q23
1.4% 2Q23 vs. 2Q22

2Q19	2Q20	2Q21	2Q22
10.7	9.9	11.0	12.3

(BRL billion)

non-interest expenses

2Q23
BRL14.3bn

3.5% 2Q23 vs. 1Q23
7.2% 2Q23 vs. 2Q22

2Q19	2Q20	2Q21	2Q22
12.7	12.1	12.6	13.3

(BRL billion)

recurring managerial result

2Q23
BRL8.7bn

3.6% 2Q23 vs. 1Q23
13.9% 2Q23 vs. 2Q22

2Q19	2Q20	2Q21	2Q22
7.0	4.2	6.5	7.7

(BRL billion)

without overlooking risk management

credit portfolio[1]

Jun-23
BRL1,152bn

˅ 0.1% Jun-23 vs. Mar-23		˄ 6.2% Jun-23 vs. Jun-22	
675	811	909	1,084
Jun-19	Jun-20	Jun-21	Jun-22

(BRL billion)

90 days NPL

Jun-23
3.0%

˄ 0.1 p.p. Jun-23 vs. Mar-23		˄ 0.3 p.p. Jun-23 vs. Jun-22	
2.9	2.7	2.3	2.7
Jun-19	Jun-20	Jun-21	Jun-22

(%)

15-90 days NPL

Jun-23
2.5%

˄ 0.0 p.p. Jun-23 vs. Mar-23		˄ 0.4 p.p. Jun-23 vs. Jun-22	
2.5	1.7	2.5	2.1
Jun-19	Jun-20	Jun-21	Jun-22

(%)

coverage ratio

Jun-23
212%

˅ 0.0 p.p. Jun-23 vs. Mar-23		˅ 6.0 p.p. Jun-23 vs. Jun-22	
208	281	283	218
Jun-19	Jun-20	Jun-21	Jun-22

(%)

funding[2]

Jun-23
BRL1,309bn

˄ 0.6% Jun-23 vs. Mar-23		˄ 11.0% Jun-23 vs. Jun-22	
700	1,010	1,042	1,179
Jun-19	Jun-20	Jun-21	Jun-22

(BRL billion)

LCR[3]

Jun-23
179.7%

˄ 17.6 p.p. Jun-23 vs. Mar-23		˄ 34.0 p.p. Jun-23 vs. Jun-22	
167	179	181	146
Jun-19	Jun-20	Jun-21	Jun-22

(%)

NSFR[4]

Jun-23
127.9%

˅ 1.0 p.p. Jun-23 vs. Mar-23		˄ 8.2 p.p. Jun-23 vs. Jun-22	
121	123	123	120
Jun-19	Jun-20	Jun-21	Jun-22

(%)

tier I capital ratio

Jun-23
13.6%

˄ 0.1 p.p. Jun-23 vs. Mar-23		˄ 1.0 p.p. Jun-23 vs. Jun-22	
14.9	12.1	13.5	12.6
Jun-19	Jun-20	Jun-21	Jun-22

(%)

[1] Includes financial guarantees provided and corporate securities. [2] Deposits + *Debentures* + Securities + Borrowings and Onlending. [3] LCR - Liquidity Coverage Ratio; [4] NSFR - Net Stable Funding Ratio.

capital structure suitable for carrying out our growth strategy



Basel ratio
15.8%
14.5%
14.7%
13.9%
14.1%
14.7%
15.0%
15.0%
15.1%
11.5%
10.3%
11.0%
11.0%
11.5%
11.5%
11.5%
11.5%
11.5%
2019
2020
2021
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
Itaú Unibanco
Minimum required capital

diversified shareholders base with high liquidity

Free float* | Non-voting shares



26%
39%
35%
20%
46%
34%
18%
50%
32%
Brazilians B3
Foreigners B3
NYSE
2Q21
2Q22
2Q23

(*) Excluding controlling shareholders and treasury

4.8 billion
of shares

Daily average volume of shares traded (BRL million) – ITUB4



1,026
833
780
2Q21
2Q22
2Q23

472 k
direct shareholders in June 2023

we are listed at B3 and NYSE and make up top market indices

we are the **only Latin America bank making up the Dow Jones Sustainability Index** since it was launched

2023 guidance

	Consolidated	
	previous	reviewed
total credit portfolio[1]	growth between 6.0% and 9.0%	maintained
financial margin with clients	growth between 13.5% and 16.5%	maintained
financial margin with the market	between R$2.0 bn and R$4.0 bn	maintained
cost of credit[2]	between R$36.5 bn and R$40.5 bn	maintained
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	growth between 5.0% and 7.0%
non-interest expenses	growth between 5.0% and 9.0%	maintained (consolidated efficiency ratio below 40% and below 38% in Brazil)
effective tax rate	between 28.5% and 31.5%	between 27.0% and 29.0%

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses

Itaú

Investor Relations

(11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/ri